November 6, 2023

VIA EDGAR

Mr. Timothy S. Levenberg

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EG Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 17, 2023
File No. 001-40444

Dear Mr. Levenberg and Ms. Barberena-Meissner,

On behalf of our client EG Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2023 on the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on October 17, 2023. An electronic version of the Amendment 3 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed October 17. 2023

Risk Factors

On June 30. 2023. we terminated our agreement with Wheels Up that accounted for a significant portion of our total revenues.... page 81

1.

We note your disclosure stating that the Wheels Up (WUP) customer accounted for “a significant majority” of receivables as of June 30, 2023 and that such balances were eliminated. Please expand your disclosure here and in MD&A to clarify whether these were collected or written off, and to disclose the amounts related thereto.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 78, 82 and 243, clarifying the treatment of the receivables in question as well as the amounts related thereto.

2.

We note your disclosure here that the termination of your agreement with Wheels Up that accounted for a significant portion of your total revenues for the past two years and for the six months ended June 30, 2023 could have an adverse effect on your business, results of operations and financial condition if you fail to materially replace the revenue derived from Wheels Up moving forward as expected. However, we also note you disclose on page 243 that your previously contemplated and disclosed strategic shift towards wholesale and contractual retail customers means the termination of this agreement will not be material to your future financial position or results of operations. Please clarify your disclosure in this risk factor regarding the impact of the termination of this agreement on your business, results of operations and financial condition.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 81 and 82 in response to the Staff’s comment.

Overview of our Business

Key Operating Metrics, page 245

3.

We note your response to prior comment 11, indicating you prefer to refrain from disclosing the number of customers utilizing aircraft each period because this would not fully correlate with total revenues, considering that some of your revenues are derived from non-flight services, although you appear to identify 98% or more of revenues for each of the last three fiscal years as being associated with flights on page F-87. We also note that you revised certain disclosures regarding Key Operating Metrics, including the use of “Aircraft contributing to revenues” although without explaining the computation. Given the significance of revenues associated with flights we continue to believe that you should provide information regarding customers that are actually using your flight services each period as previously requested. If you believe that such clarification would not be material, explain to us your rationale and provide us with such details, of the number of customers using flight services each period, along with your response letter. Also further expand your disclosure on page 245 to explain why the number of aircraft contributing to revenues is different than the average and ending aircraft on certificate. We reissue prior comment 11.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 245 to disclose the number of customers that used LGM’s flight services for the relevant reporting period, which we have defined as “active members”. The registrant further respectfully advises that it has revised the disclosures on page 245 to clarify that the number of aircraft contributing to revenues is lower than the average and ending aircraft on certificate as a result of the fact that aircraft undergoing maintenance or refurbishment may be unavailable during a given reporting period. The registrant further respectfully advises that, given the fact that any of the “members contributing to revenues” are able to take flights during a given reporting period, we continue to believe that defining “members per aircraft” as “members contributing to revenues” divided by “aircraft contributing to revenues” provides a more accurate customer to aircraft ratio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM

Results of Operations, page 248

4.

We understand from your response to prior comment 13 that you would rather not disclose in MD&A and along with your pro forma financial information that you lost a customer at the end of the most recently completed interim period that accounted for 39% of total revenue for 2022 and 38% of total revenue for the recent six month interim period, as you believe the event is not material. However, you have not provided support for this assessment or reconciled the view with your risk factor disclosure on pages 81 und 82.

As this appears to be a material event that is reasonably likely to cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition, we continue to believe that you will need to address the matter in both sections of the document as previously requested to comply with Item 303(a) of Regulation S-K, and Rule 12b-20 of Regulation 12B.

We also believe that you should revise the disclosure on page 243, indicating termination of the GRP Agreement with WUP will not be material to your future financial position or results of operations, to clarify the significance of the activity associated with the customer in your historical financial reporting, including a discussion of the “strategic reasons” for terminating the relationship (e.g., how terminating the relationship is expected to provide other means of revenue generation if this is your view), and to discuss the extent to which you have already secured new customers to replace the lost revenues.

The utility of disclosure indicating your future financial position and future results of operations will not be materially impacted by transactions with a customer that you no longer have should be qualified with disclosure clarifying the effects relative to your historical financial position and results of operations. We reissue prior comment 13.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 81, 82, 117 and 243 in response to the Staff’s comment.

5.

We note that you have not addressed the disclosure requirement referenced in prior comment 12, to include a discussion and analysis of the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, pursuant to Item 303(b)(2)(iii) of Regulation S-K.

Unless you can show why this would not apply to you, your disclosures should include this additional information. We reissue prior comment 12.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 248 in response to the Staff’s comment.

Thank you for your assistance in this matter. Please do not hesitate to contact Sean Ewen at Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP

Cc: Gregg S. Hymowitz